Exhibit 99.1
AGREEMENT
The undersigned agree that this Schedule 13D/A relating to the common stock of TIMCO Aviation Services, Inc. shall be filed on behalf of the undersigned.

LJH, Ltd.		/s/ Lacy Harber
By:	DLH Management, L.L.C.	Lacy Harber
	Its general partner	April 24, 2006

/s/ Lacy Harber		/s/ John R. Cawthron
	Lacy Harber, President	John R. Cawthron*
	April 24, 2006	April 24, 2006
* Mr. Cawthron disclaims any pecuniary interest in the shares reported herein.